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                               [APT LETTERHEAD]




                                                                   July 27, 2001



Fleet National Bank, as Administrative Agent
777 Main Street
Hartford, Connecticut  06115
Attention:  Mr. Ralph C. Palma, Senior Vice President


               Re: Applied Graphics Technologies, Inc. ("AGT")


Ladies and Gentlemen:

            Reference is hereby made to the Amended and Restated Credit Agreement, dated as of March 10, 1999 (as amended, the "Credit Agreement") by and among AGT, as borrower, the lenders party thereto (the "Lenders") and Fleet Bank, N.A., as Administrative Agent (the "Administrative Agent"). Capitalized terms used but not defined herein shall be given the meanings accorded to such terms in the Credit Agreement.

            Applied Printing Technologies, L.P. ("APT") hereby agrees to grant to the Administrative Agent, on behalf of the Lenders, an irrevocable call option to purchase from APT, upon the terms and conditions contained herein, 680,067 shares of Common Stock of AGT, which currently equals 7.50% of the outstanding shares of Common Stock of AGT. The foregoing 680,067 shares of Common Stock of AGT shall be subject to adjustment to the extent the shares of Common Stock of AGT held by APT are adjusted on account of a dividend, distribution, reclassification, exchange, substitution, merger, reorganization or other similar transaction. The purchase price of the call option shall be an amount equal to $0.01 per share. The purchase rights represented by this call option are exercisable at the option of the Administrative Agent, in whole or in part (but not as to fractional shares of the Common Stock of AGT), at any time after the earlier of (i) January 15, 2003 and (ii) the occurrence of an Event of Default (such date, the "Exercise Date"), and from time to time prior to the close of business on the 180th day after the Exercise Date (the "Expiration Date").

            APT hereby represents and warrants to the Administrative Agent and the Lenders that (i) APT owns, free and clear, 1,994,000 shares of Common Stock of AGT representing, as of the date hereof, approximately 22% of the outstanding shares of Common Stock of AGT, (ii) there are no outstanding rights, options, warrants or agreements for the purchase from, or sale by, APT of any shares of Common Stock of AGT, and (iii) APT has the corporate power and authority and has taken all necessary partnership action to authorize the grant to the aforementioned call option. Moreover, APT hereby agrees that it shall not convey, sell, transfer or otherwise dispose of, or grant any right, option, warrant to acquire, or grant any lien on, any of APT's shares of Common Stock of AGT subject to the call option contained herein.

            This letter shall be effective upon the effectiveness of the Fifth Amendment to the Amended and Restated Credit Agreement.
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Fleet National Bank, as Administrative Agent
July 27, 2001
Page 2


            This letter may be executed by the parties hereto in any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

            This letter and the rights and obligations of the parties hereunder shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York.

                                          Respectfully,

                                          APPLIED PRINTING TECHNOLOGIES, L.P.


                                          By: /s/ Martin D. Krall
                                              -------------------
                                              Title:


AGREED AND ACCEPTED:


FLEET NATIONAL BANK, as Administrative Agent


By: /s/ Ralph C. Palma
    ----------------------------
    Title: Senior Vice President